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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Final Amendment)

                          IMCLONE SYSTEMS INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                                $.001 PAR VALUE
                         (Title of Class of Securities)

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                                  452 45W 109
                                 (Cusip Number)

                              DR. SAMUEL D. WAKSAL
                       (Name of Persons Filing Statement)

                                 JOHN B. LANDES
                      VICE PRESIDENT, BUSINESS DEVELOPMENT
                              AND GENERAL COUNSEL
                          IMCLONE SYSTEMS INCORPORATED
                               180 Varick Street
                            New York, New York 10014
                            Tel No.: (212) 645-1405
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                  May 7, 1999

            (Date of Event which Requires Filing of this Statement)

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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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     This Amendment is the final amendment to the Schedule 13D dated June 4,
1996 (the "Schedule 13D") filed by Dr. Samuel D. Waksal ("Dr. Waksal") with respect to the Common Stock, $.001 par value per share (the "Common Stock"), of ImClone Systems Incorporated, a Delaware corporation (the "Issuer"), and is being filed to report that Dr. Waksal has ceased to be the beneficial owner of more than five percent of the Common Stock and that his reporting obligation pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder is therefore terminated.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended by adding the following:

     On May 7, 1999, Dr. Waksal ceased to be the beneficial owner of more than 5% of shares of Common Stock. Dr. Waksal's reporting obligation pursuant to
Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder is therefore terminated.



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                                  SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 1999


                                           /s/ Samuel D. Waksal
                                   ---------------------------------------------
                                   Name:  Dr. Samuel D. Waksal
                                   Title: President and Chief Operating Officer


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